Exhibit (a)(1)(F)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made solely by the Offer to Purchase (as defined below) and the related Letter of Transmittal (as defined below), and any amendments or supplements thereto. Purchaser (as defined below) is not aware of any state where the making of the Offer is prohibited by administrative or judicial action pursuant to any valid state statute. If Purchaser becomes aware of any valid state statute prohibiting the making of the Offer, Purchaser will make a good faith effort to comply with such statute. If, after such good faith effort, Purchaser cannot comply with such state statute, the Offer will not be made to, nor will tenders be accepted from or on behalf of, the holders of Shares in such state. In any jurisdiction where the securities, “blue sky” or other laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers that are licensed under the laws of such jurisdiction to be designated by Purchaser.

Notice of Offer to Purchase For Cash

All Outstanding Shares of Common Stock

of

MINDSPEED TECHNOLOGIES, INC.

at

$5.05 Net Per Share

by

MICRO MERGER SUB, INC.,

a wholly-owned subsidiary of

M/A-COM TECHNOLOGY SOLUTIONS HOLDINGS, INC.

Micro Merger Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of M/A-COM Technology Solutions Holdings, Inc., a Delaware corporation (“Parent”), is offering to purchase all of the outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Mindspeed Technologies, Inc., a Delaware corporation (“Mindspeed”), at a price of $5.05 per Share (the “Offer Price”), net to the seller in cash, without interest and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 19, 2013 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal,” and together with the Offer to Purchase, the “Offer”). Tendering stockholders who have Shares registered in their names and who tender directly to Computershare Trust Company, N.A. (the “Depositary”) will not be charged brokerage fees or commissions or, except as set forth in the Letter of Transmittal, stock transfer taxes on the sale of Shares to Purchaser pursuant to the Offer. Stockholders who hold their Shares through a broker, dealer, commercial bank, trust company or other nominee should consult with such institution as to whether it charges any such fees or commissions.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON DECEMBER 17, 2013 (WHICH IS THE END OF THE DAY ON DECEMBER 17, 2013), UNLESS THE OFFER IS EXTENDED (THE “EXPIRATION DATE”).

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of November 5, 2013 (as it may be amended or supplemented from time to time in accordance with its terms, the “Merger Agreement”), by and among Parent, Purchaser and Mindspeed. The Merger Agreement provides, among other things, that, following the completion of the Offer, upon the terms and subject to the conditions set forth in the Merger Agreement, and in accordance with the Delaware General Corporation Law (the “DGCL”), Purchaser will merge with and into Mindspeed (the “Merger”), with Mindspeed continuing as the surviving corporation and a wholly-owned subsidiary of Parent. Because the Merger will be governed by Section 251(h) of the DGCL, no stockholder vote will be required to consummate the Merger. At the effective time of the Merger, each Share then outstanding (other than

(i) Shares then held by Parent, Purchaser, Mindspeed or their respective subsidiaries, (ii) Shares that are held by any stockholders of Mindspeed who properly demand appraisal in connection with the Merger as described in the Offer to Purchase and (iii) shares of unvested restricted stock of Mindspeed assumed by Parent in connection with the Merger) will be converted into the right to receive the Offer Price, without interest, less any applicable withholding taxes. The Merger Agreement is more fully described in Section 11 — “The Merger Agreement; Other Agreements” of the Offer to Purchase.

The Offer is not subject to any financing condition. The Offer is conditioned upon, among other things, there being validly tendered and not withdrawn immediately prior to the Expiration Date that number of Shares which, when added to the Shares owned by Parent or any of its subsidiaries, would represent at least a majority of the Shares outstanding of Mindspeed (assuming conversion or exercise of all derivative securities convertible or exercisable immediately prior to the Expiration Date, including all of Mindspeed’s 6.75% Convertible Senior Notes due 2017 and vested stock options, regardless of the conversion or exercise price), excluding for the purposes of this condition Shares tendered pursuant to guaranteed delivery procedures and not actually delivered prior to the Expiration Date. The foregoing condition is referred to as the “Minimum Condition.” The Minimum Condition may not be amended or waived without the prior written approval of Mindspeed. The Offer is also subject to other conditions, including any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, having expired or been terminated prior to the expiration of the Offer. See Section 15 — “Conditions to the Offer” in the Offer to Purchase, which sets forth the full conditions of the Offer.

THE BOARD OF DIRECTORS OF MINDSPEED UNANIMOUSLY RECOMMENDS THAT YOU TENDER ALL OF YOUR SHARES IN THE OFFER.

After careful consideration, the Board of Directors of Mindspeed (the “Mindspeed Board”) unanimously (1) determined that the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger, are advisable, fair to and in the best interests of Mindspeed and its stockholders, (2) approved and declared advisable the Merger Agreement, the Offer, the Merger and the transactions contemplated by the Merger Agreement in accordance with the requirements of the DGCL and (3) resolved to recommended that Mindspeed’s stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

The Offer to Purchase, the Letter of Transmittal and Mindspeed’s Solicitation/Recommendation Statement on Schedule 14D-9 (which contains the recommendation of the Mindspeed Board and the reasons therefor) contain important information. Stockholders should carefully read these documents in their entirety before making a decision with respect to the Offer.

Pursuant to the Merger Agreement and in accordance with Rule 14d-11 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), but in all instances subject to the provisions of Section 251(h) of the DGCL and Purchaser’s obligation to consummate the Merger as soon as practicable following the consummation of the Offer and satisfaction or waiver of the remaining conditions set forth in the Merger Agreement, Purchaser may elect to provide a subsequent offering period (and one or more extensions thereof) following the Expiration Date. Because the Merger will be governed by Section 251(h) of the DGCL, Purchaser does not expect there to be a significant period of time between the consummation of the Offer and the consummation of the Merger. If Purchaser elects to provide a subsequent offering period, it will be an additional period of time, following the Expiration Date, during which stockholders may tender any Shares not previously tendered into the Offer prior to the Expiration Date (or Shares previously tendered and later withdrawn prior to the Expiration Date) and not withdrawn. If Purchaser elects to provide a subsequent offering period, (i) it will remain open for such period or periods as Purchaser will specify of neither less than three business days nor more than 20 business days, (ii) Shares may be tendered in the same manner as was applicable to the Offer except that any Shares tendered during such period may not be withdrawn pursuant to Rule 14d-7(a)(2) under the Exchange Act, (iii) Purchaser will immediately accept and promptly pay for Shares as they are tendered and (iv) the price per Share will be the same as the Offer Price.

Any extension, delay, termination, waiver or amendment of the Offer will be followed promptly by public announcement thereof, such announcement in the case of an extension to be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date.

For purposes of the Offer, Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not properly withdrawn as, if and when Purchaser gives oral or written notice to the Depositary of Purchaser’s acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the Offer Price with the Depositary, which will act as agent for tendering stockholders of Mindspeed for the purpose of receiving payments from Purchaser and transmitting such payments, less applicable withholding taxes, to stockholders of Mindspeed whose Shares have been accepted for payment. Under no circumstances will interest on the Offer Price be paid by Purchaser, regardless of any extension of the Offer or any delay in making such payment.

No alternative, conditional or contingent tenders will be accepted. In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (i) certificates representing such Shares, or timely confirmation of a book-entry transfer of such Shares into the Depositary’s account at The Depository Trust Company pursuant to the procedures set forth in Section 3 —“Procedures for Accepting the Offer and Tendering Shares” of the Offer to Purchase, (ii) a Letter of Transmittal, properly completed and duly executed, with any required signature guarantees or an Agent’s Message (as defined in Section 3 — “Procedures for Accepting the Offer and Tendering Shares” of the Offer to Purchase) in connection with book-entry transfer and (iii) any other documents required by the Letter of Transmittal.

Pursuant to the Merger Agreement, Purchaser is required to extend the Offer (i) for successive periods of ten business days each, or such other number of business days as Parent, Purchaser and Mindspeed may agree, in order to permit the satisfaction of all conditions that have not been satisfied as of the scheduled Expiration Date (subject to Purchaser’s right to waive any condition to the Offer (other than the Minimum Condition) in accordance with the Merger Agreement), and (ii) for the minimum period required by applicable law or any interpretation or position of the SEC or its staff or the NASDAQ Stock Market or its staff, provided that Purchaser is not under any circumstance obligated to extend the Offer beyond February 3, 2014.

Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date. Thereafter, tenders of Shares are irrevocable. Shares may also be withdrawn after January 18, 2014, which is the 60th day from the commencement of the Offer, unless such Shares have already been accepted for payment by Purchaser pursuant to the Offer. For a withdrawal of Shares to be effective, a written notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of the Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If certificates evidencing the Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such certificates, the serial numbers shown on such certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution (as defined in the Offer to Purchase) unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in the Offer to Purchase, any notice of withdrawal must also specify the name and number of the account at The Depository Trust Company to be credited with the withdrawn Shares. All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by Purchaser in its sole discretion. None of Parent, Purchaser or any of their respective affiliates or assigns, the Depositary, the Information Agent (as defined below) or any other person or entity will be under any duty to give any notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification. Any Shares properly withdrawn will be considered not to have been validly tendered for purposes of the Offer. However, Shares that have been properly withdrawn may be re-tendered at any time prior to the Expiration Date or during a subsequent offering period by following one of the procedures described in the Offer to Purchase.

The information required to be disclosed by Rule 14d-6(d)(1) under the Exchange Act is contained in the Offer to Purchase and is incorporated herein by reference.

Mindspeed has provided Purchaser with Mindspeed’s stockholder list and security position listing for the purpose of disseminating the Offer to holders of Shares. The Offer to Purchase and the related Letter of Transmittal and, if required, other relevant materials will be mailed by Purchaser to record holders of Shares and furnished to brokers, dealers, commercial banks, trust companies and other nominees whose names appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing, for subsequent transmittal to beneficial owners of Shares.

The receipt of cash for Shares in the Offer or the Merger (or pursuant to the exercise of appraisal rights in accordance with the DGCL) will be a taxable transaction for United States federal income tax purposes and may also be a taxable transaction under applicable state, local or foreign tax laws. Stockholders should consult with their tax advisors as to the particular tax consequences of the Offer and the Merger to them, including the applicability and effect of the alternative minimum tax and any state, local or foreign income and other tax laws and of changes in such tax laws. For a more complete description of material United States federal income tax consequences of the Offer and the Merger, see Section 5 — “Certain Material U.S Federal Income Tax Consequences of the Offer and the Merger” of the Offer to Purchase.

Any questions and requests for assistance may be directed to Georgeson Inc. (the “Information Agent”) as set forth below. Requests for copies of the Offer to Purchase and the related Letter of Transmittal and all other tender offer materials may be directed to the Information Agent, and copies will be furnished promptly at Parent’s expense. Parent and Purchaser will not pay any fees or commissions to any broker, dealer, commercial bank, trust company or other nominee (other than the Information Agent) for soliciting tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks, trust companies or other nominees will, upon request, be reimbursed by Purchaser for customary mailing and handling expenses incurred by them in forwarding the Offer materials to their customers.

The Information Agent for the Offer is:

Georgeson Inc.

480 Washington Blvd., 26th Floor

Jersey City, NJ 07310

All Holders Call Toll Free: (866) 647-8872

November 19, 2013